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Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

        We consent to the use in this Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-131409) of our report dated December 14, 2005, except for Note 13 for which the date is January 13, 2006 relating to the consolidated financial statements of Webhire, Inc., (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a Prior Period Adjustment in the 2004 financial statements for certain accrued expenses and deferred revenue related to activity that occurred prior to September 30, 2002), appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading "Experts" in such Prospectus.

/s/ Brown & Brown, LLP

Brown & Brown, LLP
Boston, Massachusetts

February 21, 2006

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Consent of Independent Registered Public Accounting Firm